Reclamation Consulting and Applications, Inc.
                      23832 Rockfield Boulevard, Suite 275
                          Lake Forest, California 92630


                                                December 21, 2005


VIA FACSIMILE AND EDGAR

United States Securities
and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Tamara Brightwell, Esq.



                  Re: Reclamation Consulting and Applications, Inc. Registration Statement on Form SB-2
                           File No. 333-126916


Ladies and Gentlemen:

     Pursuant  to Rule  461 of the  General  Rules  and  Regulations  under  the
Securities Act of 1933, as amended (the "Act"), Reclamation Consulting and Applications, Inc. (the "Company") respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 9:00 a.m., Eastern Standard Time, on Friday, December 23, 2005, or as soon thereafter as possible. The Company acknowledges that: 1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; 2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and 3) the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                                   RECLAMATION CONSULTING AND
                                                   APPLICATIONS, INC.


                                                   By: /s/ GORDON DAVIES
                                                      ------------------
                                                   Name: Gordon Davies
                                                   Title: President